

May 14, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Volatility Shares Trust
        Issuer CIK:       0001884021
        Issuer File Number:      333-263619/811-23785
        Form Type:      8-A12B
        Filing Date:     May 14, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of 2x Sui ETF and 2x Avalanche ETF under the Exchange Act of 1934.

Sincerely,

*Bianca Stodden*

Bianca Stodden
Senior Analyst, Listing Qualifications